MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

2 February 2006

S[redacted]mission
D e
C te Finance.
4
V

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 30th of January 2006, the Company filed with the London Stock Exchange an announcement regarding Notification of Transactions of Directors, Persons Discharging Managerial Responsibilty or Connected Persons.

Very truly yours,

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
MyTravel Group plc	Director/PDMR Shareholding		14:45 30 Jan 06		

Full Announcement Text

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the *issuer*

MYTRAVEL GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(II) ONLY

3. Name of *person discharging managerial responsibilities/director*

SAM WEIHAGEN, DIRECTOR

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

HOLDING OF MR WEIHAGEN

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 30P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

SAM WEIHAGEN

8 State the nature of the transaction

EXERCISE OF PART OF VESTED SHARE OPTIONS AND SALE OF SHARES ARISING FROM THAT EXERCISE. THE SHARES EXERCISED REPRESENTED ONE QUARTER OF MR WEIHAGEN'S VESTED SERIES 2 OPTIONS AND APPROXIMATELY ONE FIFTH OF HIS TOTAL NUMBER OF OUTSTANDING OPTIONS UNDER THE MYTRAVEL GROUP MANAGEMENT INCENTIVE PLAN.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

176,578

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.039%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

176,578

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.039%

13. Price per *share* or value of transaction

PURCHASE UNDER OPTION AT 144P PER SHARE AND SALE AT 248P PER SHARE

14. Date and place of transaction

27 JANUARY 2006, LONDON, UNITED KINGDOM

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

671 ORDINARY SHARES OF 30P EACH REPRESENTING 0.00015% OF THE ISSUED SHARE CAPITAL AND OPTIONS OVER 765,171 ORDINARY SHARES OF 30P EACH UNDER THE MYTRAVEL GROUP MANAGEMENT INCENTIVE PLAN.

16. Date issuer informed of transaction

27 JANUARY 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

NOT APPLICABLE

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved (*class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

GREG MCMAHON, GROUP COMPANY SECRETARY

01706 74 2000

Name and signature of duly authorised officer of *issuer* responsible for making notification

GREG MCMAHON, GROUP COMPANY SECRETARY

Date of notification

30 JANUARY 2006

END
END

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